Exhibit 12(c)

Entergy Louisiana, LLC
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Distributions

	2008	2009	2010	2011	2012

Fixed charges, as defined:
Total Interest	$94,310	$103,671	$119,484	$116,803	$136,967
Interest applicable to rentals	12,099	6,810	4,103	4,269	3,928

Total fixed charges, as defined	$106,409	$110,481	$123,587	$121,072	$140,895

Preferred distributions, as defined (a)	10,067	8,295	8,474	11,297	11,297

Combined fixed charges and preferred distributions, as defined	$116,476	$118,776	$132,061	$132,369	$152,192

Earnings as defined:
Net Income	$157,543	$232,845	$231,435	$473,923	$281,081
Add:
Provision for income taxes:
Total Taxes (Benefit)	70,648	45,050	66,546	(370,211)	140,895
Fixed charges as above	106,409	110,481	123,587	121,072	140,895

Total earnings, as defined	$334,600	$388,376	$421,568	$224,784	$562,871

Ratio of earnings to fixed charges, as defined	3.14	3.52	3.41	1.86	3.99

Ratio of earnings to combined fixed charges and
preferred distributions, as defined	2.87	3.27	3.19	1.70	3.70

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(a) "Preferred distributions," as defined by SEC regulation S-K, are computed by dividing the preferred distribution requirement by one hundred percent (100%) minus the income tax rate.